SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AboveNet, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

00374N107

(CUSIP Number)

Peter Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

973-912-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 13, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00374N107	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Mutual Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,461,229 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,461,229 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,229 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (See Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 00374N107	13D	Page 3 of 9 Pages

Item 1.        Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”), of AboveNet Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 360 Hamilton Avenue, White Plains, NY 10601.

Item 2.	Identity and Background.

This statement is filed by Franklin Mutual Advisers, LLC (“FMA”).

The principal business address of FMA is 101 John F. Kennedy Parkway, Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc. FMA is a Delaware limited liability company.

The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Exhibit A attached hereto.

Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $126 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s investment management clients.

Item 4.	Purpose of Transaction.

FMA purchased the Common Stock in the ordinary course of business for its investment management clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has (i) any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's investment management clients for the purpose of investment, or (ii) any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, an employee of FMA serves as a director of the Issuer.

FMA may in the future, on behalf of its investment management clients, purchase additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, or sell some or all of its Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b)   One or more of FMA’s investment management clients is the owner of 2,461,229 shares of common stock, consisting of 2,282,912 shares of Common Stock, 80,551 Five Year Warrants, 94,766 Seven Year Warrants, and 3,000 Options, representing approximately 23.1% of the outstanding shares of Common Stock. Such options were granted to FMA’s employee in

CUSIP No. 00374N107	13D	Page 4 of 9 Pages

connection with his service as a director of the Issuer. In accordance with FMA's internal policy, all cash and non-cash compensation issued to such employee in connection with such service is distributed directly to FMA's investment management clients. Investment advisory contracts with FMA’s investment management clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the “1934 Act”), the beneficial owner of such securities.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the securities covered by this Statement.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the securities covered by this Statement. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the securities covered by this Statement held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

CUSIP No. 00374N107	13D	Page 5 of 9 Pages

(d) No person other than the investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein. Mutual Shares Fund, a series of Franklin Mutual Series Fund, Inc., an investment company registered under the Investment Company Act of 1940, has an interest in 875,446 shares of Common Stock (consisting of 810,649 shares of Common Stock, 29,283 Five Year Warrants, 34,449 Seven Year Warrants, and 1,065 Options), or 8.2% of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

CUSIP No. 00374N107	13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007

Franklin Mutual Advisers, LLC

By: /S/BRADLEY TAKAHASHI

_____________________________________________
Bradley Takahashi
Vice President of Franklin Mutual Advisers, LLC

Franklin Mutual Series Fund Inc.

on behalf of Mutual Shares Fund

By: /S/STEVEN J. GRAY

_____________________________________________
Steven J. Gray
Secretary of Franklin Mutual Series Fund Inc.

on behalf of Mutual Shares Fund

CUSIP No. 00374N107	13D	Page 7 of 9 Pages

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Steven J. Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA	Templeton Investment Counsel, LLC 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

FRI: Franklin Resources, Inc.

CUSIP No. 00374N107	13D	Page 8 of 9 Pages

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. 00374N107	13D	Page 9 of 9 Pages

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

According to the plan of reorganization under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Plan”) pursuant to which the Issuer emerged from bankruptcy in September 2003, holders of certain pre-petition notes and other claims against the Issuer received Common Stock and 5 Year and 7 Year Warrants exercisable for shares of Common Stock in exchange for their claims. A portion of the securities to be distributed to these holders were held in reserve pending resolution of unresolved claims against the Issuer’s estate. After more than four years, the Issuer resolved such outstanding claims sufficient to enable a distribution of the securities which had been held in reserve. The following transactions represent the distribution of the number of shares of Common Stock and number of shares of Common Stock to be issued on exercise of such 5 and 7 Year Warrants in accordance with the Issuer’s Chapter 11 Plan.

Date	Number of Shares	Price per Share (1)

09/07/07	9,968 5 Year Warrants	N/A
09/07/07	11,726 7 Year Warrants	N/A
12/12/07	108,090 Common Stock	N/A